# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Travelmate Robotics Inc.
400 S 4th Street
Las Vegas, NV 89101
travelmaterobotics.com

Up to $534,996.00 in Class B Common Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Travelmate Robotics Inc.
**Address:** 400 S 4th Street, Las Vegas, NV 89101
**State of Incorporation:** NV
**Date Incorporated:** July 08, 2016

## Terms:

Equity

**Offering Minimum:** $9,999.00 | 3,333 shares of Class B Common Stock
**Offering Maximum:** $534,996.00 | 178,332 shares of Class B Common Stock
**Type of Security Offered:** Class B Common Stock
**Purchase Price of Security Offered:** $3.00
**Minimum Investment Amount (per investor):** $300.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives*

**Super Early Bird Bonus**

Invest within the first 48 hours and receive an additional 15% bonus shares

**Early Bird Bonus**

- Invest within the first 10 days and receive an additional 10% bonus shares
- Invest $5,000 or more within the first 10 days and receive an additional 20% bonus shares
- Invest $10,000 or more within the first 10 days and recieve an additional 25% bonus shares
- Invest $25,000 or more within the first 10 days and recieve an additional 50% bonus shares
- Invest $50,000 or more within the first 10 days and recieve an additional 100% bonus shares

**Amount Based:**

Tier 1: $500+ — If you invest $500, you will receieve Travelmate stickers.

Tier 2: $1,000+ — If you invest $1,000, you will receive a limited edition T-shirt and Travelmate stickers.

Tier 3: $1,500+ — If you invest $1,500, you will get a coupon for 5% off of any purchase on our website at travelmaterobotics.com. You will also receive all lower tier perks.

Tier 4: $2,500+ — If you invest $2,500, you will get a coupon for 10% off of any purchase on our website. You will also receive all lower tier perks.

Tier 5: $5,000+ — If you invest $5,000, you will get a coupon for 15% off of any purchase on our website. You will also receive all lower tier perks.

Tier 6: $10,000+ — If you invest $10,000, you will receive 10% bonus shares in the company. You will receive a coupon for 20% off of any purchase on our website. You will also receive all lower tier perks.

Tier 7: $50,000+ — If you invest $50,000, you will receive 20% bonus shares in the company. You will get a coupon for 50% off of any purchase on our website. You will also receive all lower tier perks.

**All perks occur after the offering is completed.*

**The 10% Bonus for StartEngine Shareholders**

Travelmate Robotics Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $3.00 / share, you will receive 10 additional shares, meaning you'll own 110 Class B Common Stock shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

Travelmate Robotics Inc. has created an autonomous robot suitcase that follows you wherever you go. You don't need any accessories or WiFi connections. Travelmate connects to your phone and follows you. It's as simple as that. We have developed proprietary algorithms and a system of artificial intelligence for Travelmate. This makes Travelmate the first ever robot that's able to follow you without the use of camera vision or expensive tracking technology. We currently sell to individual users, distributors, and retailers.

Travelmate luggage is already being sold, the company soft launched a luggage assistant (Lugass) and Travelmate Assistant, and Travelmate RNA is still under development.

Travelmate Robotics Inc. is a Nevada corporation that was formed in July 2016.

*Competitors and Industry*

The total robotics industry is currently estimated at 132 billion USD and is projected to grow at a rate of 26% to reach 210 billion USD in by 2025 (Source: Statista)

Competitors include Cowarobot, Tumi, Boston Dynamics and Rimowa. They either specialize in making luxury suitcases that are not robotic, are very specialized and expensive, or are otherwise limited in functionality.

*Current Stage and Roadmap*

**Current Stage**

The product is in the mass manufacturing batch launch stage, and we are preparing for full-scale production. We have a complete supply and assembly chain for the mass production of the product, including vendors from China (12 component suppliers and 2 assembly factories). In addition, Travelmate owns and operates a final assembly plant in Thailand. We have already shipped out our first units to distributors and early backers of our project.

We plan to expand our assembly capabilities and our supply chain. The rate of expansion is contingent on the amount of funds that we have available. At this stage, mass production is supported by our engineers in the following ways: technological process control, product quality control, quick reaction to components and vendors' replacements, increasing the test coverage, improvement of test procedures for detected bottlenecks, and optimizing the production process in order to save money on costs.

**Future Roadmap**

In terms of near term goals for this year, it is very important for us to order electronic components. There is a very large shortage of electronic components; major car companies and electronics companies are stocking up on these components, which has just made the shortage more pronounced. This is our number one priority to ensure our ability to scale production. We also plan to do a limited run of our Cargo Robot this year.

In general, we want to ensure that we have a surplus of inventory at our final assembly plant in Thailand.

## The Team

### Officers and Directors

**Name:** Maximillian David Kovtun

Maximillian David Kovtun's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  **Dates of Service:** February 01, 2018 - Present
  **Responsibilities:** Overall management of the company and oversight for development of all projects. Maximillian currently does not take a salary but receives equity compensation in the company.

- **Position:** Director
  **Dates of Service:** July 08, 2016 - Present
  **Responsibilities:** Formal position with same responsibilities.

Other business experience in the past three years:

- **Employer:** World Health Service
  **Title:** President
  **Dates of Service:** February 22, 2021 - Present
  **Responsibilities:** Founder of WHS: in charge of general management, company direction and company outreach.

**Name:** Taras Yermakov

Taras Yermakov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  **Dates of Service:** February 01, 2018 - Present
  **Responsibilities:** Management of suppliers and manufacturers. Overseeing experimental projects and new features development. Taras currently does not take a salary but receives equity compensation in the company.

- **Position:** CTO
  **Dates of Service:** July 08, 2016 - Present
  **Responsibilities:** Management of engineering team, development and implementation of new technologies.

**Name:** Leonid Kovtun

Leonid Kovtun's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director

Dates of Service: July 08, 2016 - Present
**Responsibilities:** Media relations and business organizing. Management of accounting, supply chain, and legal responsibilities. Leonid currently does not take a salary but receives equity compensation in the company.

- **Position:** Treasurer
  **Dates of Service:** July 08, 2016 - Present
  **Responsibilities:** Management of finances.

- **Position:** Secretary
  **Dates of Service:** July 08, 2016 - Present
  **Responsibilities:** Formal title.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering Class B Common Stock in the amount of up to $535,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*We are reliant on one main type of service*
All of our current services are variants on one type of service, providing robotic suitcases and related items. Our revenues are therefore dependent upon that market.

*Minority Holder; Securities with No Voting Rights*
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at

a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We are an early stage company and have not yet generated any profits*
Travelmate Robotics Inc. was formed on 7/8/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Travelmate Robotics Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

*We have existing patents that we might not be able to protect properly*
One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Differed Revenue*
You recognize and accept that the company has differed revenue.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Maximillian David Kovtun | 1,912,500 | Class A Common Stock | 28.5 |
| Leonid Kovtun | 1,912,500 | Class A Common Stock | 28.5 |
| Taras Yermakov | 1,500,000 | Class A Common Stock | 22.4 |
| Leonid Ryzhenko | 1,375,000 | Class A Common Stock | 20.5 |

## The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 178,332 of Class B Common Stock.

***Class A Common Stock***

The amount of security authorized is 7,500,000 with a total of 6,700,000 outstanding.

*Voting Rights*

1 vote per share.

*Material Rights*

There are no material rights associated with Class A Common Stock.

***Class B Common Stock***

The amount of security authorized is 2,500,000 with a total of 844,865 outstanding.

*Voting Rights*

There are no voting rights associated with Class B Common Stock.

*Material Rights*

There are no material rights associated with Class B Common Stock.

## What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  **Final amount sold:** $635,694.00
  **Use of proceeds:** Research and development for new products, manufacturing of existing product lines, operations, marketing, and intermediary fees.

**Date:** October 31, 2019
**Offering exemption relied upon:** Regulation CF

- **Name:** Class A Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.00
  **Number of Securities Sold:** 6,700,000
  **Use of proceeds:** Initial issuance of securities to company executives.
  **Date:** July 08, 2016
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

Year ended December 31, 2020 compared to year ended December 31, 2019

**Revenue**

Deferred revenue for fiscal year 2020 was $1,436,486, compared to $976,076 for fiscal year 2019. Our company recorded deferred revenue instead of regular revenue due to the nature of our product. Our robotic suitcases recorded strong interest in 2020 despite the global COVID pandemic disrupting travel worldwide. This is because it is a robotic assistant too. In addition, we have focused on expanding our product line and have opened our own assembly plant. We expect to record revenue in fiscal year 2021. Our main markets are the United States, EU, Japan, the United Kingdom, and China. We have spent our efforts to market to these territories.

**Cost of Goods Sold**

Cost of goods sold in 2020 was $373,927, an increase of $266,218 from 2019. The increase is due to the company focusing more on manufacturing and fulfillment of order commitments in 2020.

**Expenses**

The Company’s expenses consist of compensation for our engineers, software programmers, hardware developers, microcontroller developers and designers.

In addition, our expenses come from the purchasing of inventory, opening our own assembly plant, tooling equipment, and research and development.

The Company's total operating expenses increased from $98,338 in 2019 to $154,317 in 2020. Specifically, general and adminstrative expenses increased by $57,214, and sales and marketing expenses decreased by $1,236.

Our total operating expenses increased by $55,979 because of our focus on manufacturing, tooling, and final assembly in 2020.

**Historical results and cash flows:**

The Company is currently in the initial production stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows for the future because of expected sales and future raises. Past revenue was primarily generated through investments and product reservations. Product reservations are listed as differed revenue. Our goal is to increase production capacity and stock up on electronics component inventory.

We can expect a similar trend in expenses for manufacturing. Specifically, to increase available inventory. We expect additional income this year from orders because of an increased product line. With vaccinations well underway, we also expect the travel industry to further recover, which will also increase income this year.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of Dec. 31, 2020, the Company had cash and cash equivalents of $230,644. As of Aug. 2021, the Company's cash on hand was $53,400.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The Company believes the funds from the campaign are not critical to operations. We expect other income to continue from order deposits. Specifically, from individual pre-orders of our Travelmate products. Funds from this campaign will help us to increase inventory and our assembly capabilities. It will also help us to ramp up and produce more units. We need to order many components well in advance, so this will allow us to accept more orders from distributors and other interested parties.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We expect that this campaign will contribute to around 50% of the total funds, but our company will remain viable regardless of this raise.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

The Company believes it will be able to survive independently of this raise. With that said, the Company can operate for around half a month with $10,000 in funds. This is based on salaries, inventory, equipment, and development costs. This is strictly for $10,000.

**How long will you be able to operate the company if you raise your maximum funding goal?**

Currently, we can raise up to $535,996 and that will allow us to survive for another 6 months, when taking into account inventory costs, stocking up on electronics components in anticipation of continued shortages, salaries, and other expenses.

These funds will also allow us to take on more orders, which will mean that our Company can operate for at least another 1.5 years when taking these factors into account. As more orders will bring in more revenue.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

We expect to raise more funds through a potential Regulation A+ raise and eventually an exit strategy of an IPO.

Our company has no debt problems and can take on lines of credit if necessary. Other sources of capital can come from investors who we have an existing relationship with. In addition, sales will continue to contribute to overall funds availability.

## Indebtedness

- **Creditor:** Maximillian David Kovtun
  **Amount Owed:** $82,704.00
  **Interest Rate:** 0.0%
  The loan carries no interest and no maturity date.

## Related Party Transactions

- **Name of Entity:** Maximillian David Kovtun
  **Relationship to Company:** Director, Officer, and 20%+ Owner
  **Nature / amount of interest in the transaction:** Loan to related party.
  **Material Terms:** During fiscal year 2019, Max Kovtun lent $33,296 to the Company. During fiscal year 2020, the Company repaid the loan and lent $82,704 to the shareholder. The loan carries no interest and no maturity date.

## Valuation

**Pre-Money Valuation:** $22,634,595.00

**Valuation Details:**

Travelmate Robotics, Inc. set its pre-money valuation based on our company history, manufacturing experience, potential market, and from amounts raised via crowdfunding and pre-sales.

The estimated min. valuation was given based on the following indicators: total addressable market (number of customers/users who would possibly buy the product/service), distribution network growth potential, and the geographic regions that the business is servicing, the assumed target market share, the revenue the business is expected to generate per customer per annum for this very industry, the annualized revenue the business is currently generating (including 3 years forecast), market opportunity (high growth industry with new prospective customers entering constantly), media coverage, brand awareness, stage of development, intellectual property protection stage (our business is protected from competition via exclusive patents), and etc.

We are a general robotics company providing proprietary movement and robotics solutions. Our product range has affordable robots that can do a myriad of different things. The total robotics industry is currently estimated at 132 billion USD and is projected to grow at a rate of 26% to reach 210 billion USD in by 2025 (Source: Statista)

We believe that we can further expand in Asia, Europe, and North America with our unique robotic products. It is reasonable to expect sales of more than 50,000 units in total per year, which amounts to about 50,000,000. The current bottleneck is in scaling up mass production. The demand for robots is much higher than this projection, so it can be considered as very conservative.

The company had deferred revenue of $460,410 in 2020. We are projecting revenues of $2.09 million in 2021 (with cost of goods sold of $235,000 and expenses of $325,000, for net income of $1.53 million); $36.4 million in 2022 (with cost of goods sold of $8.75

million and expenses of $1.2 million, for net income of $26.5 million); and $65.7 million in 2023 (with cost of goods sold of $17.5 million and expenses of $3.5 million, for net income of $46.5 million).

*The pre-money valuation has been calculated on a fully diluted basis. The Company set its valuation internally, without a formal-third party independent evaluation.*

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  46.5%
  These funds will be utilized for research and development of future products. These funds will be spent on the testing equipment necessary for the expanding of the assembly capacities including the following items: 100MHz 2-Channel Digital Oscilloscope, signal generator, real-time 8-channel real-time logic analyzer (bus data), electronic tachometer, Texas Instruments CC debuggers, Debuggers ST Link, JTAG debuggers, Vibrostand, wire testing equipment, wire crimping machine, and obstacle testing equipment.

- *Company Employment*
  50.0%
  These funds will be reserved towards paying the salaries for our employees.

If we raise the over allotment amount of $534,996.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Manufacturing*
  49.0%
  We will purchase the necessary equipment for manufacturing, including necessary injection molds, long lead time inventory, and assembly equipment. We also require proprietary testing equipment which will allow us to check units on a much quicker basis.

- *Operations*
  5.0%
  We plan to scale up manufacturing gradually. From 5,000 units per month to 100,000 units per month within a period of one year.

- *Marketing*
  10.0%

We will continue marketing through social media, media outlets, online platforms and through YouTube. Marketing funds will be used to enter contests for innovation, exhibitions such as CES, paid promotion on social media and other internet media.

- *Research & Development*
  10.0%
  The proceeds will go towards the development of future robotics projects. This includes researching more uses for our products and creating new products. Funds will be used to patent new technology that we develop.

- *Inventory*
  22.5%
  These funds will be used to purchase more inventory, as some parts take a longer time to make. This is especially true with shortages in electronics supply chains (things like semiconductors).

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at travelmaterobotics.com (https://travelmaterobotics.com/annualreport/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/travelmate

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Travelmate Robotics Inc.

*[See attached]*

# TRAVELMATE ROBOTICS, INC.

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2020 AND 2019
*(Unaudited)*

# INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

| | Page |
|---|---|
| INDEPENDENT ACCOUNTANT'S REVIEW REPORT | 1 |
| FINANCIAL STATEMENTS: | |
| Balance Sheet | 2 |
| Statement of Operations | 3 |
| Statement of Changes in Stockholders' Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6 |

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Travelmate Robotics, Inc.
Las Vegas, Nevada

We have reviewed the accompanying financial statements of Travelmate Robotics, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 14, 2021
Los Angeles, California

**Travelmate Robotics, Inc.**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | 2020 | 2019 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & cash equivalents | $ 230,644 | $ 465,911 |
| Loan to Shareholder | 82,704 | - |
| **Total current assets** | **313,347** | **465,911** |
| | | |
| Property and Equipment, net | 2,573 | - |
| Intangible assets | 19,958 | 22,809 |
| Security deposit | 4,283 | - |
| **Total assets** | **$ 340,161** | **$ 488,721** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Shareholder loan | $ - | $ 33,296 |
| Deferred revenue | 1,436,486 | 976,076 |
| **Total current liabilities** | **1,436,486** | **1,009,372** |
| | | |
| **Total liabilities** | **1,436,486** | **1,009,372** |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Common Stock Class A | 67 | 15 |
| Common Stock Class B | 8 | 6 |
| Additional Paid in Capital | 574,288 | 621,771 |
| Retained earnings/(Accumulated Deficit) | (1,670,687) | (1,142,443) |
| | | |
| **Total stockholders' equity** | **(1,096,324)** | **(520,651)** |
| | | |
| **Total liabilities and stockholders' equity** | **$ 340,161** | **$ 488,721** |

*See accompanying notes to financial statements.*

**Travelmate Robotics, Inc.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | **2020** | **2019** |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ - | $ - |
| Cost of goods sold | 373,927 | 107,709 |
| Gross profit | (373,927) | (107,709) |
| | | |
| Operating expenses | | |
| General and administrative | 151,267 | 94,053 |
| Sales and marketing | 3,050 | 4,286 |
| Total operating expenses | 154,317 | 98,338 |
| | | |
| Operating income/(loss) | (528,244) | (206,048) |
| | | |
| Interest expense | - | - |
| Other Loss/(Income) | - | - |
| Income/(Loss) before provision for income taxes | (528,244) | (206,048) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net income/(Net Loss)** | **$ (528,244)** | **$ (206,048)** |

*See accompanying notes to financial statements.*

**Travelmate Robotics, Inc.**

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

## (UNAUDITED)

| (in , $US) | Common Stock class A | | | Common Stock Class B | | | Additional Paid in Capital | | Retained earnings/ (Accumulated Deficit) | | Total Shareholders' Equity | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | | Amount | Shares | | Amount | | | | | | |
| **Balance—December 31, 2018** | **1,500,000** | **$** | **15** | **239,000** | **$** | **2** | **$** | **83** | **$** | **(936,395)** | **$** | **(936,295)** |
| Issuance of Common Stock | - | | - | 376,748 | | 4 | | 621,688 | | - | | 621,692 |
| Net income/(loss) | - | | - | - | | - | | - | | (206,048) | | (206,048) |
| **Balance—December 31, 2019** | 1,500,000 | $ | 15 | 615,748 | $ | 6 | $ | 621,771 | $ | (1,142,443) | **$** | **(520,651)** |
| Capital Dividend | | | | | | | | (47,429) | | - | | (47,429) |
| Issuance of Common Stock | 5,200,000 | | 52 | 229,117 | | 2 | | (54) | | | | - |
| Net income/(loss) | - | | - | - | | - | | - | | (528,244) | | (528,244) |
| **Balance—December 31, 2020** | **6,700,000** | **$** | **67** | **844,865** | **$** | **8** | **$** | **574,288** | **$** | **(1,670,687)** | **$** | **(1,096,324)** |

*See accompanying notes to financial statements.*

**Travelmate Robotics, Inc.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (528,244) | $ | (206,048) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of property | | 643 | | - |
| Amortization | | 2,851 | | 2,851 |
| Changes in operating assets and liabilities: | | | | |
| Loan to shareholder | | (82,704) | | - |
| Security deposit | | (4,283) | | |
| Shareholder loan | | (33,296) | | (39,741) |
| Deferred revenue | | 460,410 | | 69,699 |
| **Net cash provided/(used) by operating activities** | | **(184,624)** | | **(173,238)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property and equipment | | (3,216) | | - |
| **Net cash provided/(used) in investing activities** | | **(3,216)** | | **-** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Issuance of Common Stock | | - | | 621,692 |
| Capital dividend | | (47,429) | | - |
| **Net cash provided/(used) by financing activities** | | **(47,429)** | | **621,692** |
| | | | | |
| Change in cash | | (235,268) | | 448,453 |
| Cash—beginning of year | | 465,911 | | 17,458 |
| **Cash—end of year** | **$** | **230,644** | **$** | **465,911** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | - |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | $ | - | $ | - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Travelmate Robotics, Inc. was founded on July 8, 2016 in the state of Nevada. The financial statements of Travelmate Robotics, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

The Company has developed a fully autonomous suitcase and robot to market and sell worldwide.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|---|---|
| Computers & Equipment | 5 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Intangible Assets**

The Company capitalizes its patent. When patents are issued, patents is amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

**Income Taxes**

Travelmate Robotics, Inc.  is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $3,050 and $717, which is included in sales and marketing expense.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 14, 2021, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

| As of Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| Furniture & Equipment | $ | 3,216 | $ | - |
| Property and Equipment, at Cost | | 3,216 | | - |
| Accumulated depreciation | | (643) | | - |
| **Property and Equipment, Net** | **$** | **2,573** | **$** | **-** |

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $643 and $0 respectively.

## 4. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

| As of Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| Patents | | 28,512 | | 28,512 |
| **Intangible assets, at cost** | **$** | **28,512** | **$** | **28,512** |
| Accumulated amortization | | (8,554) | | (5,702) |
| **Intangible assets, Net** | **$** | **19,958** | **$** | **22,809** |

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $2,851 and $2,851 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

| Period | | Amortization Expense |
|---|---|---|
| 2021 | $ | (2,851) |
| 2022 | | (2,851) |
| 2023 | | (14,256) |
| **Total** | **$** | **(19,958)** |

## 5. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 10,000,000 shares of common shares with par value of $0.001, consist of Class A and Class B shares. As of December 31, 2020, and December 31, 2019, 6,700,000 and 1,500,000 shares of class A, and 844,865 and 615,748 shares of class B have been issued and are outstanding.

## 6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

| As of Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| Net Operating Loss | $ | (110,931) | $ | (39,710) |
| Valuation Allowance | | 110,931 | | 39,710 |
| **Net Provision for income tax** | $ | - | $ | - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

| As of Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| Net Operating Loss | $ | (338,705) | $ | (227,774) |
| Valuation Allowance | | 338,705 | | 227,774 |
| **Total Deferred Tax Asset** | $ | - | $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,612,882. Utilization of some of the federal carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

## 7. RELATED PARTY

During fiscal year 2019, the President and shareholder lent $33,296 to the Company with no maturity date and no interest rate. During fiscal year 2020, the Company repaid the loan and lent $82,704 to the shareholder. The loan carries no interest and no maturity date.

## 8. COMMITMENTS AND CONTINGENCIES

**Operating Leases**

The Company pays rent month to month. Rent expense was in the amount of $ 63,407 and $ 8,987 as of December 31, 2020 and December 31, 2019, respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through June 14, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $1,670,687, an operating cash flow loss of $184,624 and liquid assets in cash of $230,644, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

# Travelmate Robotics, Inc.

Unique Multi Purpose Robots


travelmate
robotics TM

Website · Las Vegas, NV · TECHNOLOGY

**$86,443** raised

**$635,694** previously crowdfunded

| | |
|---|---|
| 44<br>Investors | $22.6M<br>Valuation |
| $3.00<br>Price per Share | $300.00<br>Min. Investment |
| Common<br>Shares Offered | Equity<br>Offering Type |
| $535K<br>Offering Max | Reg CF<br>Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Travelmate Robotics, Inc. has created a robot assistant that can carry your stuff like a self-moving suitcase and help make your everyday life more convenient. We believe Travelmate robots will become a part of people's everyday lifestyles, just like smartphones have become an integral part of people's day to day lives. It's powered by a proprietary patented movement system, which utilizes artificial intelligence as well as machine learning to follow you wherever you go -- this robot will get smarter the longer you use it.

Overview Team Terms Updates 3 Comments Follow

## Reasons to Invest

- Support a growing industry: the consumer robotics market makes over $1 billion.
- Be on the cutting edge of airline travel: We are one of the only robotic suitcases compliant with all airline regulations.
- Be part of the buzz: We have gained extensive recognition with over 3,000 articles written about Travelmate Robotics.

> "Travelmate is an autonomous robot companion that is practical, innovative and brings the future to you."

THE PROBLEM

## Current robots on the market have limited function

## Rewards

Get rewarded for investing more into Travelmate Robotics, Inc.:

**$300+**
**Investment**

### StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

### Early Bird

Invest within the first 10 days and receive an additional 10% bonus shares

1 days 19 hours 14 mins 17 secs

### Early Bird - $5000+

Invest $5,000 or more within the first 10 days and receive an additional 20% bonus shares

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The current market of consumer robotics is impractical for everyday situations. The industry's growth has been limited to industrial robotics and prototypes for academic purposes. Even mass produced robots are limited - robot toys account for most of the market, but robots haven't been utilized to the best of their ability for everyday use. Robotics, as an industry, has the opportunity to assist a variety of people, from those on-the-go, frequent flyers to the person who might need a free hand. Revolutionizing this space has the potential to solve many people's problems.



**Robots haven't been utilized to the best of their ability for everyday use.**

THE SOLUTION

## A robot companion


TravelMate-1
Watch later
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With our robotic suitcases, we are creating the first ever multi purpose robot platform that is mass produced. The Travelmate suitcase can help you carry luggage in a wide range of situations. We have fitted all of the electronic, mechanical and plastic components of the robot into 5% of the total volume of Travelmate, leaving 95% of the robot free space!


TRAVELMATE

**Uses integrated adaptive AI to let the suitcase know where it's going at all times**

Travelmate uses integrated adaptive AI to let the suitcase know where it's going at all times. The robot is truly autonomous and improves by uploading movement data automatically to the Travelmate application and looking at data from all other Travelmate suitcases to improve its movement, actions and response time. Your suitcase will essentially become smarter and smarter as time goes on and more people have Travelmate suitcases. This feature can be disabled in the app if you wish.

Travelmate can also be used  to assist those with disabilities or as a robot friend who can respond to simple commands should you choose to turn this feature on. And if you need to video blog or record yourself and your surroundings, you can mount a camera or 360 degree VR ready camera to the Travelmate to use as your always-ready camera operator.

**Early Bird - $10,000**

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**$500+**
**Investment**

**Tier 1: $500+**

If you invest $500, you will receieve Travelmate stickers.

**$1,000+**
**Investment**

**Tier 2: $1000+**

If you invest $1,000, you will receive a limited edition T-shirt and Travelmate stickers.

**$1,500+**
**Investment**

**Tier 3: $1500+**

If you invest $1,500, you will get a coupon for 5% off of any purchase on our website at travelmaterobotics.com. You will also receive all lower tier perks.

**$2,500+**
**Investment**

**Tier 4: $2500+**

If you invest $2,500, you will get a coupon for 10% off of any purchase on our website. You will also receive all lower tier perks.

**$5,000+**
**Investment**

**Tier 5: $5000**

If you invest $5,000, you will get a coupon for 15% off of any purchase on our website. You will also receive all lower tier perks.

**$10,000+**
**Investment**

**Tier 6: $10000**

If you invest $10,000, you will receive 10% bonus shares in the company. You will receive a coupon for 20% off of any purchase on our website. You will also receive all lower tier perks.

**$50,000+**
**Investment**

**Tier 7: $50000**

If you invest $50,000, you will receive 20% bonus shares in the company. You will get a coupon for 50% off of any purchase on our website. You will also receive all lower tier perks.

**Travelmate can also be used to assist those with disabilities or as a robot friend who can respond to simple commands**



THE MARKET

## Over $1 billion market for robotic assistants and autonomous suitcases

The global market for luggage in 2020, even with the Covid pandemic accounted for, amounted to 16 billion USD. Furthermore, "The global luggage market is projected to grow by 8.6 percent (cagr) between 2021 to 2025" according to research by statista. (Source). The consumer robotics market continues to grow as technology advances. The current robotics market is valued at over 100 billion as of 2020 and is anticipated to have a CAGR of 26% (Source).



**$1 Billion+**
Market potential for robotic assistants and autonomous suitcases

**19%**
Estimated global consumer robots market CAGR

We believe there is over $1 billion plus potential market for robotic assistants and autonomous suitcases. Our conservative estimate is that there is demand for at least 1 million robot suitcases based on market conditions and expressed interest from companies. Currently, we're one of the only robotic suitcase on the market that is allowed on all airlines and our movement system is patented.

We believe that we can meet this demand by expanding our manufacturing capabilities to produce more than 5,000 units per month. With this, we can tap into our existing user base of interested distributors around the world to take full advantage of this new market.

OUR TRACTION

## Patented and airline approved with brand recognition

We have made big moves since our launch of Travelmate Robotics, Inc. in 2016. Our robot won first place overall at the Travel Goods Show in 2018. We have a patent registered through USPTO for our movement system, which covers the robotic suitcase elements and all robots that connect to smartphones.

Our robot **won first place overall** at the Travel Goods Show in 2018

We have a **patent registered** through USPTO for our movement system


START
TRAVELMATE
TRAVELMATE
TRAVELMATE

**Airline approved by the IATA**

Our suitcase is the only robot suitcase approved for use on all airlines. The IATA, which is the regulatory body that handles all regulation for more than 293 airlines, has expressly approved Travelmate for use as carry on or as checked in luggage. We made sure our product was safe, and abided by the ban on smart luggage without removable batteries. The IATA is even creating a new logo specifically for our robot luggage, so that airport security doesn't think it's smart luggage.

**Brand recognition**

Additionally, we have received extensive coverage worldwide through video news coverage and over 3,000 published articles. We have a large social media presence, with 200,000 Facebook followers and over 600K views on our official YouTube channel. In total, Travelmate videos* (when including videos made by press) have been viewed more than 50 million times! This type of coverage is almost unheard of for a small start up company. Our website has been approved on the Baidu search engine, which is the main search engine that Chinese users utilize.

**Source* | **Source*

**Other Opportunities**

Travelmate's robotic mobility lends itself very well to movie productions featuring sci-fi and fantasy movies. We are currently working with a few movie studios to tie in our Travelmate robot into their films.

- We are building a unique, sci-fi inspired color scheme for our Travelmate robot to coincide with the release of a 20th Century Fox film. We see this project leading to future collaborations with movie studios.
- We are developing a new briefcase design for a famous, long running fantasy film series. The briefcase will follow a custom accessory in addition to a smartphone, meaning a smartphone won't be required to make the necessary pairing.
- We are in preliminary discussions with Walt Disney Studios for a film collaboration.
- We are working with smaller independent films which will introduce Travelmate to a wider audience and give us even more brand recognition.

Our suitcase is the **only robot suitcase approved for use** on all airlines

**we have received extensive coverage worldwide through video news coverage and over 3,000 published articles**

**We are currently working with a few movie studios to tie in our Travelmate robot into their films.**

**Approved non provisional application for a robotic suitcase in the United States**



## Patent portfolio

It is of paramount importance to do everything possible to protect the IP rights for any type of new technology. We currently have an approved non provisional application for a robotic suitcase in the United States. This is incredibly important and this patent is approved, not pending. If any other company would like to use our technology for robotic luggage, they will have to license the technology from us. This opens up an additional lucrative long term business model that requires no additional investment, as we have already taken on the costs associated with protecting our proprietary technology.

- We have a PCT patent application that covers 154 countries.
- We are constantly working on technological advancements that we believe would expand on the additional proprietary developments concerning Travelmate robots.
- We have Trademarks for Travelmate Robotics in the United States and all countries that follow the Madrid protocol on Trademarks. We also have Trademarks for Travelmate Robotics in Japan, South Korea and Thailand, which are countries that are not part of the Madrid protocol.

## Awards and Recognitions

Our strides and dedication hasn't gone unnoticed. In 2019, Travelmate Robotics was the recipient of the European Technology Award for Automation.



## European Technology Awards

## 2019 Product of the Year Automation

This year, we were the recipient of the Spanish National (21 Century) Technology Award for most Innovative Product.


Entrevista Travelmate, Premio Nacional de Tecnología 2021 ...
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WHAT WE DO

# Build robotic suitcases for everyday use

We designed Travelmate to have the functionality of a robot assistant and to be able to carry items for you. Travelmate will pave the way in consumer robotics by using a relatable and practical form (a self moving suitcase) to show people how robotics fits into their lives. We've done a soft launch of 2 new products: a luggage assistant (Lugass) and Travelmate Assistant.

Travelmate's autonomous robotic suitcase runs with just a smartphone. It uses a GPS chip that helps orient the suitcase and allows you to know the location of the suitcase at all times with the Travelmate smartphone application. The robotic suitcase uses smart features and our patented Follow Me system with built-in sensors to navigate large crowds and avoid common obstacles like people and furniture. It moves vertically and horizontally with ease, and can even carry other items when traveling autonomously in horizontal mode, including another suitcase on top. Multicolored LED lighting signifies your suitcase’s battery level, moving direction and more.


Travelmate will pave the way in consumer robotics by using a relatable and practical form

Travelmate is fully TSA compliant and our suitcase sizes are standardized. The smallest Travelmate is carry-on-sized and fits the specifications of all major airlines' requirements for carry on specifications. The Travelmate has a smart lock system that lets you open your suitcase directly or through your smartphone. In order to comply with TSA guidelines, we have also included a mechanism to manually open the suitcase. You can always add a separate lock to your suitcase for extra security. Travelmate robots last for 4 hours in continuous autonomous use and have a water resistant design.

We have 12 suppliers in China, Taiwan and Thailand, and our own assembly plant where we do final assembly of our robots. We are working to diversify our supply chain and have back up suppliers.



THE BUSINESS MODEL

## Sales through retail, wholesale, and manufacturing

We make money through retail, wholesale, and manufacturing. We currently sell to individual users and are also working on collaborations with film studios.

An average order value is $1099 USD, and our cost of goods sold is roughly $349 USD. Our margin is about $650 per unit . We believe that there is easily demand for a production run of at least one million units.


We make money through retail, wholesale, and manufacturing
$1099 USD
Average Order Value
$349 USD
Cost Of Goods Sold
$650 USD
Margin Per Unit
100+ Countries
Successfully Distributed To
1,000,000 units
Demands Met
$635,000
In Equity From More Than 948 investors On Wefunder
$800,000
From Over 2,000 Backers On Indiegogo

We have had significant success with fundraising: we've raised $635,694, in equity from more than 948 investors on Wefunder, more than 500,000 USD via a regulation D raise on Fundable and $800,000 from over 2,000 backers on Indiegogo. We are currently in a pilot mass manufacturing batch launch stage, preparing for full-scale production.

HOW WE ARE DIFFERENT

## Manufacturing expertise to meet demand

The biggest challenge is entering a product into the mass production process, and we have the manufacturing expertise and connections to do so confidently. In the industry, many robots are still not mass-produced because of the level of sophistication that is required to make them.

At Travelmate we've been able to accomplish the transition into mass manufacturing because of our past experience in robotics and our experience in mass manufacturing. There are currently 12 factories that provide us with a total of 64 different electronic and mechanical Travelmate components. Three of which also do various stages of assembly for the product. In total, there are more than 64 components for Travelmate. We have more than 50 suppliers, when taking into account all components and the total supply chain.


Suitcase Shell Forming for Robot and Luggage Ass...
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We've spent almost two years developing relationships with our main and backup suppliers and manufacturers in China, Taiwan, Malaysia, Thailand and Japan. This clearly sets us apart from other startups and most other new tech companies, as we have a solid manufacturing base that we can use to expand in order to meet demand.


TRAVELMATE ROBOTICS

> **We've been able to accomplish the transition into mass manufacturing because of our past experience in robotics and our experience in mass manufacturing.**



THE VISION

## Consistently innovating to be our own competition

We plan to iterate future versions of Travelmate luggage on a yearly basis, similar to how new flagship smartphones are introduced. We're also planning on introducing more accessories and covers for Travelmate. The key to continued success for our company is to create our own competition, instead of waiting for it to appear. This means that we have to innovate. This philosophy allows us to get ahead of other companies and it is one of the main reasons that we, as a small start up company, have been able to get so far ahead and create something so futuristic.

On a long term basis, we are constantly improving and expanding the software functionality for Travelmate robots. People can update their Travelmate through the smartphone application. We are planning on implementing an update wherein users who opt in can have their Travelmate's usage patterns recorded and sent to us. From there, a machine learning algorithm can sort that data on a massive scale to further improve the robot's autonomous functionality.



> **The key to continued success for our company is to create our own competition**


TRAVELMATE
TRAVELMATE

**Constantly improving and expanding the software functionality for Travelmate robots.**

We are working on a few other consumer robotics projects that will be hitting the market within the next three years - stay tuned! Two interesting new projects that we are developing are an autonomous golf trolley and a fully modular universal robotic platform with applications for the medical industry. The details for our other projects are under wraps and considered confidential, so we are limited in what we can describe.

OUR LEADERSHIP

## 7 years of experience in the robotics industry

Our leadership team has extensive experience in robotics and we have worked in the robotics industry for 7 years. We all come from a robotics background and that is very evident when you look at the design of Travelmate robots. They look unlike any other type of luggage and that lends itself to a high level of product recognition. There is no mistaking a Travelmate for something else and people will want one as soon as they see them riding around airports. This product basically markets itself continuously through its users.

We have plenty of experience in software development and website development. We've developed a proprietary artificial intelligence system for movement. In addition, we are experienced in dealing with media and press in general. This is evident when you look at the amount of positive news coverage that we continue to receive on a daily basis, despite first announcing this product over 2 years ago.

**Our leadership team has extensive experience in robotics and we have worked in the robotics industry for 7 years.**

**We all come from a robotics background and that is very evident when you look at the design of Travelmate robots.**

WHY INVEST

## Support a new industry that's turning sci-fi into reality

With Travelmate, we are creating a new industry with robotic suitcases. We're not just innovating with an interesting new type of luggage. Instead, we are creating a multi purpose robot platform that is mass produced.


Travelmate Robot Meets a New Friend
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We've worked on the Travelmate project for 3 years. Our team of experienced robotics engineers are passionate about integrating robots into the daily lives of people. In order to turn science fiction into reality, we set about making an accessible type of robot that everyone can use. Instead of something impractical and incredibly expensive, we wanted to make a robot form that can have as many uses as possible. That's why we decided that the suitcase is the perfect form factor.

## In the Press

YAHOO! FINANCE | THE WALL STREET JOURNAL WSJ | CNN

SHOW MORE

## Meet Our Team


BIKI
ROBOSEA
MAP
MOMENT
TRAVELMATE ROBOTICS

### Maximillian Kovtun

President & Director

*Max is one of the founders of Travelmate Robotics and has worked in this industry for 5 years. He has experience in robotics, manufacturing and technology. Max was a part of International Air Transport Association (IATA) as a jury member for technological innovation.*



**Taras Yermakov**

CTO & Vice President

*Taras Yermakov has more than 7 years in experience with robotics development. He oversees research and development. He has been with us from the start. Taras is at the forefront of experimental robotics development and is an integral part of Travelmate Robotics.*



**Leonid Kovtun**

Director

*Leonid Kovtun has extensive knowledge in manufacturing, supply chain logistics, robotics, and management. He serves as a Director within the company.*

## Offering Summary

| | |
|---|---|
| **Company** | Travelmate Robotics Inc. |
| **Corporate Address** | 400 S 4th Street, Las Vegas, NV 89101 |
| **Offering Minimum** | $9,999.00 |
| **Offering Maximum** | $534,996.00 |
| **Minimum Investment Amount (per investor)** | $300.00 |

## Terms

**Offering Type** : Equity

**Security Name** : Class B Common Stock

**Minimum Number of Shares Offered** : 3,333

**Maximum Number of Shares Offered** : 178,332

**Price per Share** : $3.00

**Pre-Money Valuation** : $22,634,595.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

**Investment Incentives***

**Super Early Bird Bonus**

Invest within the first 48 hours and receive an additional 15% bonus shares

**Early Bird Bonus**

- Invest within the first 10 days and receive an additional 10% bonus shares
- Invest $5,000 or more within the first 10 days and receive an additional 20% bonus shares
- Invest $10,000 or more within the first 10 days and recieve an additional 25% bonus shares
- Invest $25,000 or more within the first 10 days and recieve an additional 50% bonus shares
- Invest $50,000 or more within the first 10 days and recieve an additional 100% bonus shares

**Amount Based:**

Tier 1: $500+ — If you invest $500, you will receieve Travelmate stickers.

Tier 2: $1,000+ — If you invest $1,000, you will receive a limited edition T-shirt and Travelmate stickers.

Tier 3: $1,500+ — If you invest $1,500, you will get a coupon for 5% off of any purchase on our website at travelmaterobotics.com. You will also receive all lower tier perks.

Tier 4: $2,500+ — If you invest $2,500, you will get a coupon for 10% off of any purchase on our website. You will also receive all lower tier perks.

Tier 5: $5,000+ — If you invest $5,000, you will get a coupon for 15% off of any purchase on our website. You will also receive all lower tier perks.

Tier 6: $10,000+ — If you invest $10,000, you will receive 10% bonus shares in the company. You will receive a coupon for 20% off of any purchase on our website. You will also receive all lower tier perks.

Tier 7: $50,000+ — If you invest $50,000, you will receive 20% bonus shares in the company. You will get a coupon for 50% off of any purchase on our website. You will also receive all lower tier perks.

**All perks occur after the offering is completed.*

**The 10% Bonus for StartEngine Shareholders**

Travelmate Robotics Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $3.00 / share, you will receive 10 additional shares, meaning you'll own 110 Class B Common Stock shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

## Article worth Sharing and Early Bird Update

8 hours ago

An article was recently published that we really enjoyed. This one goes through our whole history: https://www.financialbuzz.com/a-startups-journey-towards-becoming-a-leader-in-consumer-robots/

Thank you to everyone who has invested in our Startengine round! Our early bird perks will be available for another 3 days. If you want to take advantage of receiving bonus shares with your investment, then you can still do so.


Travelmate Robotics

## Travelmate FAQ #1

2 days ago

Hi Everyone, this is going to be our first FAQ. Here are some commonly asked questions and our answers:

**Is there opportunity to get your unit cost down and if so, what is the plan?**

Yes, we have already managed to get costs down a bit by switching from three PCBA's to two. Scaling up production will allow us to get costs down even more. Because of the nature of the pandemic and all of the stress that this has put on the overall supply chain, we are always looking for back up suppliers, especially local ones who can complement our final assembly plant. In the long term, this will lead to reduced costs and delays.

**Are you able to retrofit existing suitcases?**

This is a very interesting point. The wheel motors that we use, would allow us to retrofit suitcases that have two wheels. Some luggage manufacturers have shown interest and we would not be against doing OEM or ODM services.

Some suitcase companies and a few airlines have shown interest. They are currently not using our technology, but I plan to continue discussions with them.

**Some of the comments are very negative. Could you explain why?**

Companies like Tesla still get a lot more hate than us, especially in comments sections (with much worse accusations), but despite that, they are leading the charge in disrupting their respective industries in a positive way. I hope that we will go on to do the same for consumer robotics.

I believe our company will be worth way more than it currently is. You're getting in as an early investor. Imagine investing in Apple or Starbucks before they went public. Especially, investing in said company when their shares were not diluted. My opinion is that this is a similar situation, if you look at things long term. We are offering an extremely good value right now on Startengine.

Another thing to take into account is that we have expanded our product line to include cargo robots, medical robots, assistant carriers and more. All of which add to the value of the company. Lastly, the granting of a non provisional patent for our proprietary movement system further increases the value of our company. There is huge potential to apply our movement system to other robots.

**Ok, but there's also people who say that they have not received their units?**

Yes, frankly speaking, we are doing our best to fulfill our obligations and are doing our best to reduce differed revenue this year. There are indiegogo backers who have not received their perks yet. Most of them are understanding, because they backed us when we were in the prototype stage. With a total of about a million and a half dollars raised from indiegogo and equity funding (not including this current raise), we have been able to progress into mass manufacturing, have a complex supply chain and have even opened our own assembly plant.

Making a working prototype is not the hardest part of creating a complex robot. By far the hardest thing for any new technology, is scaling up and adapting it to mass production. Mass production is incredibly difficult and we have had to adapt and learn. For example, the cost of producing one unit is around 350 dollars. While our original indiegogo bonus for putting in 399 dollars, was to get one of our robots. This means that we take a loss when delivering to our indiegogo backers. This is why our retail price has started at 1099 since around 2018. Despite this, we are committed to fulfilling our indiegogo perks.

**Do you have any issues with sourcing components?**

Assembling a robot is like assembling a car. It has 64 separate components. We have worked diligently to develop a supply chain with more than 12 suppliers. The only real issue right now with sourcing components has to do with electronics. There is huge demand from industry heavy weights such as Toyota, Sony, Huawei and more. Everyone needs chips and everyone is trying to get as many as possible, which just makes the shortages worse. It's gotten so bad that the UK car industry is seeing its lowest output since 1956: https://www.cnbc.com/2021/08/26/uk-car-production-falls-to-lowest-level-since-1956-amid-chip-shortage.html

We are doing our best, given the current circumstances, and should receive more components at our final assembly plant within a few months. This will give us enough to open orders of our Large and Medium sized units.

**Can I see some packaging and how the battery looks like?**

Yes, here are some vids of that: https://drive.google.com/drive/u/1/folders/1Kt4yVbKuz9DCKl8B2oWlnQr5jbtJOOMG

**Some of your products are not available for order. Can you make a reservation list to gauge interest, or accept deposits?**

Yes, we are working on implementing something like this for the Medium and Large sized Travelmate robots.

**Thanks again for investing and supporting Travelmate Robotics!**

## First Update and Successful Launch

4 days ago

We're so happy to have finally launched our startengine campaign! We've already surpassed our minimum funding goal. Thank you to everyone who has invested so far. Our team is grateful and we look forward to updating you as the campaign progresses.

It's impossible to fit every video in this campaign, so I thought we'd give you some extra vids in some of our updates. Here's a short video that we made, but couldn't really fit anywhere:


A slow Motorcycle and a Really Fast Robot
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END OF UPDATES

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**Liz W.** 3 INVESTMENTS 4 days ago Pinned by Company

Hi, I have questions. 1. Has your product gone through the process of flight travel? 2. How much weight is your product? 3. What kind of warranty is on the product? 4. Does your product pass flight inspection for both national and international travel? 5. What kind of impact/drop protection does your product have? 6. How will your product fair going through the x-ray machine? Will the product be flagged for inspection for every flight?

0 View 2 replies

**Jeremy M.** SE OWNER 37 INVESTMENTS 7 days ago Pinned by Company

Hello and congratulations for being accepted into a raise with StartEngine. I have a few questions to kick things off. 1. How many units of each of your three sizes have you sold this year? 2. Is there opportunity to get your unit cost down and if so, what is the plan? It would be nice to see your per unit costs go down but not your margins. 3. On your website, there is only one type of suitcase in stock...why don't you have an option to backorder or input your information when they become available? To me, this seems like a missed opportunity if not collecting people's info at the point of interest. 4. Have you graduated from any accelerator programs and if so, could you please let us know which ones? 5. Are there any recurring revenues on a monthly basis? 6. Are you able to retrofit existing suitcases? Do you have other suitcase companies buying your technology to apply to their suitcases where you would get potential licensing revenue from this? 7. Where do you want to take this business in the next 1, 3, 5 years? 8. Lastly, a personal pain point. :-) .... every time I go to the beach with family, we have to slug this cooler and wagon to where we are going to sit. I need your suitcase technology to transform my cooler into an autonomous cooler that can move with me to my destination on the beach and through the sand. I would love to see the same thing for the wagon full of our stuff. The handles of the wagon break off...the wheels struggle to make it through the sand. I appreciate your time and wish you the very best on your raise.

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**DALE Q.** 16 INVESTMENTS 8 hours ago
This is the first I'm hearing of this company, and I have a few investments on Startengine I see a lot of comments specifically around what the company has accomplished as it relates to sales. So before I invest, I have just 2 simple question.

How many units have been sold in the past 4 years?
How much revenue have those sold units generated?

These are straight forward questions, that don't require a reply with a link. Just 2 numbers.
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**Martin W.** 11 hours ago
Could you tell me some more about how you came to the retail price point? I would also like to know more about the travelmate assistants. What is the difference between them and the normal robot? Is it just a budget version?
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**Cherry G.** 20 hours ago
I am follow you and will invest as soon as wire transfer is available. It is the only option for Hong Kong resident.
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**Reese E.** a day ago
What were your sales in 2019? More or less than zero? Your multiple SEC filings make it confusing as you show different numbers each time, and I'm sure the investors who didn't bother to google your past raises are curious if you have ever sold, let alone produced, a single unit.

Also, fun fact: it's illegal to file false documents with the SEC!
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**Martin W.** 2 days ago
You should post your other robots on this page. The cargo and medical robots have a lot of potential I think.
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**Maxim G.** 3 days ago
Sorry, left a comment about employee salaries under the wrong company.
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**David T.** 4 days ago
I got my perk adimchi, so maybe have you tried shooting them an email? Ooh, I see the troll brigade is here. It means you're doing something right Travelmate. Companies like this will grow a lot and I see a lot of potential in your other robots.
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**Rakhmatdzhon T.** 1 INVESTMENT 4 days ago
Do your research about company and its products first before you invest. Read all comments:

https://www.indiegogo.com/projects/travelmate-a-fully-autonomous-suitcase-and-robot#/comments

https://wefunder.com/travelmaterobotics/updates

https://www.fundable.com/travelmate

https://www.startengine.com/travelmate

Just so you know in the past Max said to Wefunder investors (before launching campaign on Fundable): "we are offering the old $2 valuation for a 10 day period on Fundable. Afterwards, our valuation will revert to the equivalent of $20 per share." - He lied everyone. It's not $20 per share today.
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Travelmate is a robot companion like no other. It's the first fully autonomous suitcase that can go anywhere.

You can use it when going to work, when traveling, or in any other situation wherein you'd otherwise be carrying your stuff with you.

If you look at the evolution of mobile phones – they started out with a singular function and now we have smartphones that have thousands of capabilities. We want to bring the same type of innovation to suitcases.

Thanks to integrated dynamically learning Artificial Intelligence and advanced movement features – the Travelmate suitcase can handle large crowds and complicated situations with ease.

It doesn't need any extra peripherals and has fully autonomous vertical and horizontal driving modes. Travelmate has a powerful electric motor which is nonetheless whisper quiet.

When in horizontal mode you can add other suitcases or items on top, and Travelmate will carry them for you.

This suitcase has an innovative movement system that utilizes omni wheels to turn effortlessly. It can come to a full stop and turn 360 degrees seamlessly.

Omni wheels allow the Travelmate to make tiny adjustments that allow precision on the fly adjustments. This is especially useful for avoiding unexpected objects or people who happened to run past the suitcase.

Travelmate has turn indicators and sensors that show up when stopping or accelerating.

You can adjust a variety of other features with our app which is easy to use and intuitive. And since all of our software will be open source, we will be open to user mods which have the potential to create new features altogether.

It can also provide auditory cues if you choose to enable them via the Travelmate smartphone app.

You can choose your suitcase's LED lighting color and control it directly through the Travelmate smartphone application.

Travelmate is fully compliant with TSA regulations and has a removable battery which you can use to charge your electronics. In continuous autonomous use, we anticipate a battery charge of 4 hours.

Travelmate also has a variety of smart suitcase features in all models. These features include an integrated scale which shows you the weight of your luggage, a separate easy access compartment for electronics and laptops, and a smart lock system.

You never have to worry about losing your suitcase because the Travelmate comes with a GPS chip which will show you the location of your items at all times via our smartphone app.

Travelmate is the first autonomous suitcase and robot companion that is suitable for use almost anywhere.

<u>The Solution Video</u>

We are at a juncture in time where we have to choose what type of future we want. What many people think is science fiction in actuality already exists and is being applied to our day-to-day lives we've already.

Developed technology like artificial intelligence autonomous vehicles and robots, and we've incorporated all of that technology into Travelmate in ways that will pleasantly surprise you. We're in a unique position to pick and choose from the latest technologies and apply them in ways that benefit people's lives.

Our understanding of all-purpose robots is evolving from an aesthetically pleasing humanoid form into something that's utilitarian and practical. Travelmate fits into that philosophy we've made a robot that can learn on the fly, in real time navigate complicated obstacles, and even become something that you trust and have affection for. We've made a robot that doesn't look like something from Terminator or from the Matrix. Instead, it's a practical companion that helps you and acts as an extension of yourself.

We want to reinvent your understanding of what affordable robots can do. People will get a robot that's constantly being updated and will always have new features to choose from. We're applying artificial intelligence in ways that have practical everyday uses. Thanks to integrated artificial intelligence, it'll automatically find the best route, adjust to your speed avoid obstacles, and look for the best way to move forward. It understands if you've lost it or even if someone tries to steal it and will take appropriate measures to get back to its owner. It really is the first all-purpose affordable robot that has thousands of features and can be used in almost any situation.

<u>Our Traction Video</u>

Well, Maximilian Kovtun, right? First of all, I want to congratulate you and the team for the award, and let me ask you what the award means to you on your team.

Well, first, thank you very much for the award. You know, I know it's difficult to hold with all this COVID stuff going on, but you know, we're really happy, and it means a lot to us to get the award for most innovative robot. You know, we're all working hard and making interesting and cool robots, and it's a big morale boost.

Tell me about these new projects you've got because you also have a medical robot too right?

Yeah, we do, we do. We're working on a few things, but one of them is is a modular medical robot where you can put different types of diagnostic equipment on it, and you know, use it not just in hospital environments but in home healthcare environments as well, and the principle is that it uses the same type of autonomous movement technology as Travelmate, but for this medical robot, and obviously the form factor is different, so yeah.

Right and after especially after COVID, and they are very useful and as well because of COVID you couldn't come to the event in Madrid, but what else did you have to adapt right to this new era post-COVID?

I mean a lot of things you know. Originally, Travelmate was a robot suitcase, and at the end of the day, it is the travel industry. And with COVID, you know, pretty much all international travels cut like what 90 percent, so we've had to adapt with new types of robots, and you know just kind of repositioning Travelmate as more than just like a suitcase that moves around but more of a robot helper, and so in that regard, we've been successful.

I mean other than that, we've had to work from home and do things like that and deal with lockdowns like everyone else, so yeah, it's been an interesting what has it been a year now since COVID started? More actually.

Robots are actually a reality in your daily routine, but what's so special about this first one? The Travelmate. What are the features that the case have?

The first thing is it's got a patented movement system. We don't use artificial intelligence based. There's a video movement like what we use it is different. You connect it through a Bluetooth device, and you use it with your smartphone. It's also got AI, but it's just a different principle. We don't use slider or anything like that, so it's a completely proprietary movement system that we use for our robot, and the advantage of it is that we don't have to limit ourselves to, for example, if you have a camera vision based system. If it's really bright outside, sometimes the robot just doesn't work, or if there's a lot of reflection or it's really dark outside. Whereas with this system, it doesn't matter. It doesn't use cameras, so it can work 24/7 inside and out, and the same principle applies to the medical robot as well, and some other robots that we're working on. That's a pretty unique thing. The other thing, less relevant now with COVID, but people are traveling uh to some extent, so if you do board a plane, then you can actually take this robot with you on a plane because it's approved by IATA, and you can you know the battery is easily removable, so that's obviously a big plus.

It makes it easier right? I don't know if you have the chance to see the Gala event live or afterwards in YouTube. What did you think about it? What's your impression about the event? I haven't had a chance to look at it yet, but our team has and they all really liked it, and we're all very happy. I hadn't had a chance to look at our video, which was interesting. So, I hope you guys like that. I mean, it was a funny moment. I think we had like a donkey sound at the end. The point of that was just because we have a product called Lugass assistant, and it's short for lug ass, you know, donkey, so I don't know. It's a fun idea.

Okay, so thank you very much for having the time to chat a bit here. Again, congratulations on this award, and I hope we can see you soon in another event, but thank you very much for your participation, and congratulations.

## How Are We Different Section Video

No audio.

## Why Invest Section Video

No audio

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Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

*090204*

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

# Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

| Filed in the office of | Document Number |
| --- | --- |
| Barbara K. Cegavske (signature) | 20190122143-15 |
| Barbara K. Cegavske | Filing Date and Time |
| Secretary of State | 03/21/2019 8:00 AM |
| State of Nevada | Entity Number |
| | E0305152016-7 |

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

## Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
### (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Travelmate Robotics Inc

2. The articles have been amended as follows: (provide article numbers, if available)

The company has unanimously agreed to split the existing 10,000,000 common stock into "Class A" and "Class B" common stock.
It is resolved that the company shall now have the following common stock:
7,500,000 Class A Common stock.
2,500,000 Class B Common stock.

Class A common stock is defined as having all of the same rights and privileges as standard common stock.
Class B common stock is defined as the same as common stock with the exception that holders of Class B common stock do not have any voting rights in the Company.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 100 %

4. Effective date and time of filing: (optional) Date: 03/21/2019 Time: 5pm

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X (signature)

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

**IMPORTANT:** Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

*This form must be accompanied by appropriate fees.*